Exhibit 99.1
FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw
GigaMedia Completes Sale of
Online Gambling Software Business
Reports Preliminary Q1 2010 Results
HONG KONG, May 13, 2010 — GigaMedia Limited (NASDAQ: GIGM) today announced that it has completed the sale of a 60 percent interest in its online gambling software business to Mangas Gaming, a leading European sports betting and online gambling group.
The sale has immediate effect. GigaMedia expects to record a significant one-time gain in the second quarter as a result of the transaction.
Mangas Gaming is jointly owned by the Lov Group of famed media executive Stephane Courbit — and SBM — the Société des Bains de Mer de Monaco, controlled by the Principality of Monaco. SBM is the owner of the world renown Monte Carlo Casino in Monaco. Mangas Gaming is a leader in European gambling with operations including BetClic, Expekt, and Bet-at-Home, together offering sports betting, poker and casino services to over four million registered users in over 25 countries.
“We are very pleased to join our Everest Poker business with Mangas Gaming to create one of Europe’s largest and best gaming platforms,” stated GigaMedia Chief Executive Officer Arthur Wang. “Together we have the size and scale to claim top market share in the large European Community, providing the highest entertainment value for our players and thereby driving the best investment value for our shareholders.”
Everest Poker was awarded “Best Poker Operator” for two consecutive years by the independent industry journal e-Gaming Review — and is one of the top poker sites worldwide by active player numbers.
The final price of the 60 percent sale will be set at the fair market value of the business as of May 2012. As part payment for this 60 percent sale, Mangas has made an initial cash payment of approximately US$100 million, which will be followed by a final earn-out payment to be made after the May 2012 valuation depending upon the fair market value of the business at that time. GigaMedia will continue to hold the remaining 40 percent interest with a put option to sell all or part to Mangas beginning in 2013. Beginning in 2015, Mangas will have a call option on any remaining shareholding held by

GigaMedia. For both GigaMedia’s put option and Mangas’s call option, the price will be determined based upon then fair market value.
“Mangas Gaming also brings the unmatched credibility, reputation and trust of the famed Monte Carlo Casino, backed by the Government of Monaco itself,” explained GigaMedia CEO Arthur Wang. “For over a century, this has been the gold seal, the Casino Royale for even James Bond.”
“We are particularly excited about the opening of the French market slated for this Summer,” stated GigaMedia CEO Arthur Wang. “Everest and Mangas are strongest in France and we see an enormous market opportunity for which we are best positioned.”
Additional information on GigaMedia’s new strategic alliance with Mangas Gaming can be found in GigaMedia’s press release dated December 16, 2009.
Preliminary First-Quarter 2010 Financial Results
GigaMedia today reported preliminary first-quarter 2010 financial results, with revenues of $37.1 million, down approximately 8 percent quarter-over-quarter, largely attributable to business transition and integration issues related to the above mentioned sale of the company’s gambling software business.
The company expects to report diluted earnings of approximately $0.02 per share for its first quarter.
Investor Conference Call
The company will hold an investor conference call on Thursday, May 27 to discuss GigaMedia’s first-quarter 2010 financial results and recent developments. GigaMedia will provide further details regarding the investor conference call.
Fourth-Quarter and Full-Year 2009
GigaMedia’s fourth-quarter 2009 revenues were $40.3 million, with full-year revenues of $159.6 million.
Fourth-quarter and full-year 2009 results were negatively affected by economic conditions and strong competitive pressures in Europe, substantial marketing and other expenses related to unsuccessful new online game initiatives in Asia. Both the gambling software and the Asian online games businesses delivered worse than expected performance during the year.
In addition, in the fourth-quarter the company wrote-off several non-performing games and game investments with an aggregate non-cash net impact hit of approximately $49 million. As a result, fourth-quarter net loss was $51.7 million, or $0.95 per share basic, and full year net loss was $49.1 million, or $0.90 per share basic.

In addition to GigaMedia’s fourth-quarter and full-year GAAP results, the company also reports non-GAAP financial measures. (See, “Use of Non-GAAP Measures” and “About the Numbers in This Release” for further details.) Fourth-quarter 2009 non-GAAP basic loss per share was $0.04 and full-year 2009 non-GAAP basic earnings per share was $0.05, both of which exclude results from discontinued operations, non-cash share-based compensation expenses, and certain non-cash write-offs. Fourth-quarter and full-year 2009 EBITDA were negative $50.0 million and negative $40.5 million, respectively.

GIGAMEDIA 4Q09 CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in US$ thousands, except per share amounts)	4Q09	4Q08	Change (%)	4Q09	3Q09	Change (%)
Revenues (A)	40,255	44,583	-10	40,255	37,184	8
Gross Profit (A)	31,321	36,001	-13	31,321	27,689	13
Income (Loss) from Operations (A)	(41,952)	7,912	NA	(41,952)	(3,285)	NA
Income (Loss) from Continuing Operations (A)	(58,059)	8,522	NA	(58,059)	(3,207)	NA
Net Income (Loss) Attributable to GigaMedia	(51,685)	9,075	NA	(51,685)	(2,371)	NA
Net Income (Loss) Per Share, Diluted	(0.95)	0.15	NA	(0.95)	(0.04)	NA
Non-GAAP Income (Loss) from Operations(A)(B)	(2,044)	7,993	NA	(2,044)	(2,460)	NA
Non-GAAP Net Income (Loss) (A) (B)	(2,280)	8,214	NA	(2,280)	(1,621)	NA
Non-GAAP Net Income (Loss) Per Share, Diluted (A) (B)	(0.04)	0.14	NA	(0.04)	(0.03)	NA
EBITDA (C)	(50,003)	11,677	NA	(50,003)	(10)	NA
Cash, Cash Equivalents and Marketable Securities-Current	59,052	99,372	-41	59,052	96,267	-39

(A)	Excludes results from discontinued operations.

(B)	Non-GAAP income (loss) from operations, non-GAAP net income (loss) and non-GAAP net income (loss) per share exclude results from discontinued operations, non-cash share-based compensation expenses, and certain non-cash write-downs. (See, “Use of Non-GAAP Measures,” for more details.)

(C)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)
Consolidated revenues for the fourth quarter decreased 10 percent to $40.3 million from $44.6 million in the same period of 2008, and increased 8 percent from $37.2 million in the third quarter of 2009. Year-over-year results reflected a decline in the company’s gaming software business revenues, which offset increased fourth-quarter contributions from the Asian online games business. The quarter-over-quarter revenue increase reflected a 16 percent increase in gaming software business revenues during its traditionally strong fourth quarter, which more than offset a revenue decrease in the Asian online games business.
Consolidated gross profit for the fourth quarter decreased 13 percent to $31.3 million from $36.0 million in 2008 and increased 13 percent quarter-over-quarter from $27.7 million, primarily reflecting period variations in gaming software business revenues. Fourth-quarter 2009 consolidated gross profit margin decreased to 77.8 percent from 80.7 percent in the same year-ago period, and increased from 74.5 percent in the third quarter. The year-over-year decrease was primarily related to a decreased gross margin in the Asian online games business resulting from expenses involved in licensed game launches during the period. The quarterly sequential increase was largely attributable to revenue growth in the gaming software business during the traditionally strong winter season, which outpaced certain fixed costs in the business.
Consolidated income from operations for the fourth quarter decreased to a loss of $42.0 million from income of $7.9 million in the fourth quarter of 2008 and decreased from a loss of $3.3 million in the third quarter of 2009. Consolidated income from operations for the fourth quarter of 2009 included non-cash write-downs totaling approximately $38.3 million largely composed of impairment losses on capitalized software and licensed games costs and goodwill on online game investments in China, which impacted operating income. This distorted period comparisons.
Non-GAAP consolidated income from operations for the fourth quarter of 2009 excluded the following non-cash items recorded during the fourth quarter of 2009: (1) share-based compensation expenses of $662 thousand; (2) impairment losses totaling approximately $14.1 million related to goodwill recorded in the Asian online games business; and (3) impairments totaling approximately $23.0 million primarily recorded in the Asian online games business related to capitalized software and licensed game costs for online games including Hellgate: London, Luna Online, Holic, Warhammer Online, and NBA Street Online. (See, the attachment to this release entitled “Reconciliations of Non-GAAP Results of Operations” for more details.)
Non-GAAP consolidated income from operations declined to a loss of $2.0 million in the fourth quarter of 2009 from income of $8.0 million in the same 2008 period and improved from a loss of $2.5 million in the third quarter of 2009. The year-over-year decrease in non-GAAP consolidated operating income reflected the period decrease in gross profit margin and increased selling and marketing and general and administrative expenses. The quarter-over-quarter improvement in non-GAAP consolidated operating loss reflected improved gross margin in the gaming software business primarily due to the effects of seasonality.
Consolidated non-operating income during the fourth quarter of 2009 decreased to a loss of $16.2 million from non-operating income of approximately $669 thousand in the fourth quarter of 2008 and income of $204 thousand recorded in the third quarter of 2009. GigaMedia’s fourth-quarter non-operating income included write-downs on marketable securities and investments totaling approximately $15.7 million related to investments in game studios and online game industry initiatives.
Consolidated net income for the quarter decreased to a loss of $51.7 million from income of $9.1 million in the fourth quarter of 2008 and from a loss of $2.4 million in the previous quarter of 2009. The period decreases primarily reflected the aforementioned factors affecting income from operations, and consolidated non-operating income.
Non-GAAP consolidated net loss in the fourth quarter was $2.3 million, compared to net income of $8.2 million in the same period last year and a net loss of $1.6 million in the third quarter of 2009. Non-GAAP basic and fully-diluted loss per share in the fourth quarter of 2009 were both $0.04.
Consolidated EBITDA for the fourth quarter of 2009 decreased to a loss of $50.0 million from income of $11.7 million in the same period last year and a loss of $10 thousand in the third quarter of 2009. Operating cash outflow for the fourth quarter of 2009 was approximately $714 thousand. Capital expenditures totaled $2.9 million for the period.
GigaMedia continued to maintain a healthy balance sheet during the fourth quarter. Cash, cash equivalents and marketable securities-current were $59.1 million, down from $96.3 million in the third quarter of 2009, attributable mainly to the reclassification of cash to retained ownership and assets held for sale of approximately $35.0 million as of December 31, 2009, in line with the sale of a 60 percent interest in GigaMedia’s online gaming software business to Mangas Gaming. Total short-term borrowings were $22.5 million at the end of the fourth quarter of 2009.

For the Full Year 2009
GIGAMEDIA FY09 CONSOLIDATED FINANCIAL RESULTS

(all figures in US$ thousands, except per share amounts)	FY09 (unaudited)	FY08 (audited)	Change (%)
Revenues (A)	159,581	190,369	-16
Gross Profit (A)	122,694	155,195	-21
Income (Loss) from Operations (A)	(40,061)	38,102	NA
Net Income (Loss)	(49,085)	44,388	NA
Net Income (Loss) Per Share, Diluted	(0.90)	$0.74	NA
Non-GAAP Income from Operations (A) (B)	2,462	44,797	-95
Non-GAAP Net Income (A) (B)	2,711	43,430	-94
Non-GAAP Net Income Per Share, Diluted (A) (B)	0.05	0.72	-94
EBITDA (C)	(40,504)	53,068	NA
Cash, Cash Equivalents and Marketable Securities-Current	59,052	99,372	-41

(A)	Excludes results from discontinued operations.

(B)	Non-GAAP income from operations, non-GAAP net income and non-GAAP net income per share exclude results from discontinued operations, non-cash share-based compensation expenses, and certain other non-cash items. (See, “Use of Non-GAAP Measures,” for more details.)

(C)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)
Consolidated revenues for 2009 decreased to $159.6 million from $190.4 million in 2008 primarily due to a 22 percent decrease in GigaMedia’s gaming software business revenues, which offset 3 percent revenue growth in the company’s Asian online games business.
Consolidated gross profit for 2009 decreased to $122.7 million from $155.2 million in 2008 attributable to the revenue decline in the gaming software business and lower gross margin in the Asian online games businesses resulting from licensed game launches in 2009. Consolidated gross profit margin declined to 76.9 percent in 2009 from 81.5 percent in 2008, reflecting the decreases in the gross margins of the gaming software and the Asian online games businesses during the period.

Consolidated income from operations for 2009 declined to a loss of $40.1 million from income of $38.1 million in 2008. Consolidated income from operations for 2009 included non-cash write-downs totaling approximately $38.3 million largely composed of impairment losses on capitalized software and licensed games costs and goodwill on online game investments in China, which impacted operating income and distorted period comparisons.
Non-GAAP consolidated income from operations for 2009 excluded a number of non-cash items recorded during 2009, as previously detailed. (See, the attachment to this release entitled “Reconciliations of Non-GAAP Results of Operations” for more details.)
Non-GAAP consolidated income from operations decreased to $2.5 million in 2009 from $44.8 million in 2008. The decrease in non-GAAP consolidated income from operations was primarily attributable to lower gross margins in the gaming software and Asian online games businesses and increased selling and marketing expenses in the Asian online games business in 2009.
Consolidated net income for 2009 decreased to a loss of $49.1 million from income of $44.4 million in 2008.
Non-GAAP consolidated net income in 2009 was $2.7 million compared to net income of $43.4 million in 2008. Non-GAAP basic earnings per share in 2009 were $0.05 compared to earnings per share of $0.80 in 2008. Non-GAAP fully-diluted earnings per share were $0.05 in 2009 versus earnings per share of $0.72 a year ago.
Consolidated EBITDA for 2009 decreased to a loss of $40.5 million from income of $53.1 million a year ago. Operating cash flow for 2009 was $8.6 million. Capital expenditures totaled $14.7 million for 2009.
Business Unit Results
GigaMedia Limited conducts its online entertainment business in two business segments. The gaming software segment develops and licenses online poker, casino, and sports betting gaming software solutions and application services, primarily targeting continental European markets. The Asian online games segment operates a suite of play-for-fun online games, mainly targeting online gamers in Greater China.

Gaming Software Business

(unaudited, in US$ thousands)	4Q09	4Q08	Change (%)	4Q09	3Q09	Change (%)
Revenues	29,492	35,060	-16	29,492	25,387	16
Gross Profit	24,869	29,197	-15	24,869	20,559	21
Income (Loss) from Operations	(941)	5,160	NA	(941)	1,191	NA
EBITDA	84	6,312	-99	84	2,410	-97
Results of the gaming software business in 2009 were in line with industry trends, reflecting lower player activity levels in poker and casino on the economic downturn in Europe and strong competitive pressures.
To grow its player base, broaden its offerings, and navigate the trend toward individually regulated markets, as announced December 16, 2009, GigaMedia has entered a strategic alliance with European gaming leader Mangas Gaming by way of a sale of interest in GigaMedia’s online gambling software business to Mangas. The alliance is expected to create one of the largest poker player “liquidity” platforms in Europe and generate strong operational synergies.
With regard to European market licensing, the company expects licenses for the French market to be issued in the summer of 2010 and that Everest Poker/Mangas Gaming will be among the first recipients. The company expects licensing approval from Italian authorities sometime thereafter.
For the Fourth Quarter
Fourth-quarter revenues in the gaming software business decreased 16 percent year-over-year to $29.5 million from $35.1 million and increased 16 percent quarter-over-quarter from $25.4 million.
GigaMedia’s revenues from the gaming software business derived from providing poker and casino software and services to its master licensee were $9.5 million during the fourth quarter of 2009. Fourth-quarter results represented a decrease of 41 percent from $16.0 million in 2008 and an 11 percent increase from the third quarter of 2009, which totaled $8.5 million. Such revenues are eliminated in consolidation.
Revenues in the poker software vertical were $18.9 million in the fourth quarter of 2009, down 21 percent from the same period of 2008 and up 20 percent from the third quarter of 2009. The year-over-year decline was attributable to the adverse economic climate in Europe and strong competitive pressures; the quarterly sequential growth mainly reflected the favorable impact of winter weather on player activity. Fourth-quarter poker software revenues represented 64 percent of the business unit’s total fourth-quarter 2009 revenues. Active depositing real-money customers were approximately

173,000 during the fourth quarter, representing an increase of 11 percent from the previous quarter. During the fourth quarter, approximately 39,000 new depositing real-money poker players were added. This represented an increase of 31 percent, quarter-over-quarter. Average quarterly revenue per active paying account increased approximately 8 percent in the fourth quarter compared to the third quarter.
Revenues in the casino software vertical were $10.6 million during the fourth quarter of 2009. Fourth-quarter results represented a 5 percent decrease from the same period in 2008 and a 10 percent increase from the third quarter. Results reflected the impact of the global economic downturn, which resulted in lower player numbers; the quarterly sequential increase in revenues was largely driven by increased play during the traditionally strong winter season.
Fourth-quarter gross profit was $24.9 million compared to $29.2 million in the same period last year and $20.6 million in the third quarter of 2009, in line with revenues recorded during the periods. Fourth-quarter gross profit margin increased slightly year-over-year to 84.3 percent from 83.3 percent in 2008 and from 81.0 percent in the third quarter of 2009.
Total fourth-quarter selling and marketing expenses were $19.8 million, up from $18.9 million in the same period of 2008 and $13.4 million in the third quarter of 2009. The quarter-over-quarter increase was mainly attributable to amortization expenses related to sponsorship of the World Series of Poker and other advertising activities.
Income from operations decreased to a loss of $941 thousand in the fourth quarter of 2009 compared to income of $5.2 million in the same period of 2008 and $1.2 million in the third quarter of 2009. Year-over-year results primarily reflected the aforementioned revenue downturn, as well as increased product development and engineering expenses, selling and marketing expenses, and general and administrative expenses. Quarter-over-quarter results mainly reflected the period increase in selling and marketing expenses resulting from amortization expenses related to sponsorship of the World Series of Poker.
EBITDA was $84 thousand in the fourth quarter of 2009, down from $6.3 million in the fourth quarter of 2008 and $2.4 million in the third quarter of 2009. Capital expenditures totaled approximately $2.8 million for the fourth quarter of 2009.
For the Full Year 2009
Total revenues for 2009 decreased 22 percent to $112.7 million from $144.8 million in 2008, with poker software revenues decreasing 30 percent to $73.7 million from $104.5 million, and casino software revenues decreasing 3 percent to $39.0 million from $40.2 million. Income from operations decreased 79 percent to $7.5 million from $36.4 million in 2008, as revenues decreased during the period and operating expenses held steady. Net income for 2009 decreased 77 percent to $8.6 million from $36.6 million in 2008. EBITDA decreased 69 percent to $12.2 million from $39.5 million in 2008. Capital expenditures totaled approximately $9.4 million for 2009.
Asian Online Games Business

(unaudited, in US$ thousands)	4Q09	4Q08	Change (%)	4Q09	3Q09	Change (%)
Revenues	10,763	9,523	13	10,763	11,797	-9
Gross Profit	6,453	6,804	-5	6,453	7,130	-10
Income (Loss) from Operations	(37,036)	3,260	NA	(37,036)	(1,172)	NA
EBITDA	(44,220)	3,972	NA	(44,220)	827	NA
Results for the Asian online games business in 2009 reflected solid execution in its core offerings: casual and advanced casual online games. Enhanced in-game offerings continued to successfully drive increases in spend per player, with FunTown’s spend per player increasing 38 percent year-over-year in the fourth quarter and T2CN’s growing 46 percent year-over-year. However, unsuccessful new game initiatives in 2009, which involved significant expenses to support platform build-out and new game launches, more than offset growth in the performance of core casual and advanced casual games and resulted in operating losses for the business unit.
For the Fourth Quarter
Fourth-quarter revenues in the Asian online games business increased 13 percent to $10.8 million from $9.5 million a year ago and decreased 9 percent from $11.8 million in the third quarter. The period variations were driven by respective revenue increases and decreases in both FunTown and T2CN.
Fourth-quarter revenues for FunTown increased 9 percent to $6.6 million from $6.0 million a year ago and decreased 7 percent from $7.1 million in the third quarter. MahJong revenues, which represented 44 percent of total fourth-quarter revenues, grew 29 percent year-over-year and 17 percent quarter-over-quarter. Average monthly active paying accounts were approximately 81,000 during the fourth quarter, which represented a quarterly sequential decrease of 14 percent, related to a planned decrease in promotional activities as students returned to school. Average monthly revenue per active paying account was a record $26.98 during the fourth quarter of 2009, representing a quarterly sequential increase of 9 percent. Fourth-quarter peak concurrent users were approximately 32,000, a 27 percent decrease from the third quarter, which benefited from summer student promotions.
Total revenues for T2CN increased 19 percent year-over-year to $4.2 million in the fourth quarter of 2009 and decreased 12 percent from $4.7 million in the third quarter of 2009. The quarterly sequential variation reflected comparison with solid third-quarter results, which benefited from promotions run during the summer. FreeStyle revenues, which represented 91 percent of total revenues, grew 8 percent year-over-year and decreased 15 percent quarter-over-quarter. During the fourth quarter, T2CN’s average monthly active paying accounts were approximately 271,000, representing a decrease of 19 percent, quarter-over-quarter. Average monthly revenue per active paying account was $5.03 during the fourth quarter of 2009, up 14 percent quarter-over-quarter. Peak concurrent users of FreeStyle were approximately 81,000 during the fourth quarter of 2009, representing a quarterly sequential decrease of 5 percent.
Fourth-quarter gross profit was $6.5 million, down from $6.8 million in the fourth quarter of 2008 and down from $7.1 million in the third quarter of 2009. Fourth-quarter gross profit margin decreased year-over-year to 60.0 percent from 71.4 percent in 2008 and held steady compared to the third quarter of 2009. The declines in gross profit and gross profit margin were mainly attributable to increases in certain fixed costs related to new licensed games launched in 2009. These fixed costs included license fees, bandwidth costs, server depreciation, software amortization and payroll costs.
Total selling and marketing expenses in the fourth quarter of 2009 were $2.8 million compared to $1.9 million in the fourth quarter of 2008 and $5.1 million in the third quarter. The year-over-year increase was primarily due to increases in mass media promotional/advertising expenses. The quarter-over-quarter decrease largely reflected decreased promotional activities surrounding new licensed games.
Income from operations decreased to a loss of $37.0 million during the fourth quarter of 2009 from income of $3.3 million in the same period of 2008 and a loss of $1.2 million in the third quarter of 2009. Results were largely due to the impact of several non-cash write-downs recorded during the fourth quarter of 2009. These write-downs included (1) impairments losses of approximately $14.1 million related to goodwill in the Asian online games business; and (2) write-downs of approximately $22.8 million on capitalized software and licensed game costs for underperforming game projects including Hellgate: London, Luna Online, Holic, Warhammer Online, and NBA Street Online. Excluding non-cash items, operating income in the fourth quarter of 2009 was $938 thousand and operating margin was 8.7 percent.
EBITDA decreased to a loss of $44.2 million in the fourth quarter of 2009 from income of $4.0 million a year ago and $827 thousand in the third quarter of 2009. Capital expenditures totaled approximately $1.0 million for the fourth quarter of 2009.
For the Full Year 2009
Total revenues for 2009 grew 3 percent to $46.9 million from $45.6 million in 2008, with FunTown’s revenues climbing 10 percent to $28.6 million and T2CN decreasing 7 percent to $18.3 million from revenues of $19.7 million in 2008. Income from operations decreased to a loss of $35.6 million from income of $7.8 million in 2008, due largely to the negative impact of non-cash write-offs totaling $37.8 million, including a $14.1 million impairment on goodwill and impairments on capitalized software and licensed game costs for Holic, Luna Online and other games, totaling $22.8 million. Net income for 2009 decreased to a loss of $43.5 million from income of $4.5 million a year ago. EBITDA decreased to a loss of $39.2 million from income of $7.8 million in 2008. Capital expenditure totaled approximately $5.7 million for 2009.
Use of Non-GAAP Measures
To supplement GigaMedia’s consolidated financial statements presented in accordance with GAAP, the company uses the following measures defined as non-GAAP by the SEC: EBITDA, and US GAAP income from operations, net income and basic and fully-diluted earnings per share data adjusted to exclude the impact of discontinued operations, share-based compensation, as well as certain non-cash items, including impairment losses related to game licensing, gains and losses on the sale of businesses and discontinued operations, and impairment losses on marketable securities and investments. GigaMedia may consider whether other significant items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations” set forth at the end of this release.
The company’s management uses non-GAAP financial measures to gain an understanding of the company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The company’s non-GAAP financial measures exclude the aforementioned items from GigaMedia’s internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the company’s management in their financial and operational decision-making, because management believes they reflect the company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The company’s management believes that these non-GAAP financial measures provide useful information to investors in the following ways: (1) in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose, and (2) in comparing in a consistent manner the company’s current financial results with the company’s past financial results. GigaMedia further believes these non-GAAP financial measures provide useful and meaningful supplemental information to both management and investors regarding GigaMedia’s performance by excluding certain expenses, expenditures, gains and losses (i) that are not expected to result in future cash payments or (ii) that may not be indicative of the company’s core operating results and business outlook.
GigaMedia records the expensing of share-based compensation based on The FASB Accounting Standards Codification. The company’s management believes excluding share-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payments and is otherwise unrelated to the company’s core operating results. Non-GAAP financial measures that exclude stock-based compensation also enhance the comparability of results against prior periods.
The company’s management believes excluding the non-cash write-off of loan receivables, game capitalized costs and investments is useful for itself and for investors as such write-off does not impact cash earnings and is not indicative of the company’s core operating results and business outlook. The company’s management believes excluding the results of discontinued operations from its non-GAAP financial measure of net income is useful for itself and for investors because such gains and losses are not indicative of the company’s core operating results and are no longer associated with the company’s continuing operations.
The company believes that the presentation of non-GAAP income from operations, net income, and basic and fully-diluted earnings per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of share-based compensation, and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the company. A limitation of using non-GAAP income from operations excluding share-based compensation expenses and other non-cash items and adjustments, net income excluding share-based compensation expenses and other non-cash items and adjustments, and basic and fully-diluted earnings per share excluding share-based compensation expenses and other non-cash items and adjustments is that these non-GAAP measures exclude share-based compensation expenses and may exclude other items that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Management compensates for these limitations by also considering the company’s financial results as determined in accordance with GAAP and by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.
About the Numbers in This Release
Full-year and quarterly figures
All 2009 quarterly and full-year figures and all 2008 quarterly figures referred to in the text, tables and attachments to this release are unaudited; all full-

year 2008 amounts are audited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.
Segmental results
GigaMedia’s segmental financial results are based on the company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the United States. Consolidated quarterly and/or annual financial results of the company may differ from totals of the company’s segmental financial results for the same period due to (1) the impact of certain of the company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the company’s consolidated financial results, and (3) certain inter-company eliminations.
Results from continuing operations
On September 3, 2008, the company sold its legacy cable and corporate Internet service provider (“ISP”) business. In accordance with The FASB Accounting Standards Codification and to allow for meaningful comparisons, the company has recast the current and past quarterly financial results presented herein to reflect this sale, unless otherwise noted. Results of the legacy cable and corporate ISP business are reported separately as discontinued operations in the consolidated financial statements.
Non-controlling interest
In January 2009, the company adopted new accounting guidance issued by FASB for non-controlling interests, which required certain reclassifications of non-controlling interests. Unless stated otherwise, all references to “net income” or “net loss” contained in this press release refer to the income statement line item titled “Net income (loss) attributable to GigaMedia.”
Non-GAAP figures
GigaMedia’s management has presented herein non-GAAP financial measures that exclude certain expenses, gains and losses that (a) are not expected to result in future cash payments, and/or (b) that may not be indicative of GigaMedia’s core operating results and business outlook. The company’s non-GAAP financial measures exclude results from discontinued operations and certain non-cash items, including the following:
i.	share-based compensation expenses;

ii.	bad debt expenses related to loan receivables of approximately $584 thousand;

iii.	income from discontinued operations in the fourth quarter of approximately $103 thousand;

iv.	impairments totaling approximately $17.3 million recorded in the Asian online games business related to capitalized costs for certain online games;

v.	a write-off of approximately $1.0 million related to fixed assets, including hardware and buildings previously used in the company’s legacy ISP business;

vi.	a write-off of goodwill of approximately $14.1 million related to online game investments in China; and

vii.	impairment losses on marketable securities and investments of approximately $15.7 million recorded in the Asian online games business related to investments in certain game studios.
The company’s non-GAAP financial measures reported herein include non-GAAP consolidated operating income, non-GAAP consolidated net income, non-GAAP basic and fully-diluted earnings per share, and consolidated EBITDA. The non-GAAP measures are described above and reconciliations to the corresponding GAAP measures are included at the end of this release.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops, publishes and operates online games, through FunTown, a leading Asian casual games platform and one of Taiwan’s largest online MahJong game sites, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to integrate our poker offering and casino to better monetize our player base, our ability to successfully launch sport betting services, our ability to retain existing online gaming and online game players and attract new players, our ability to license, develop or acquire additional online games that are appealing to users, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in June 2009 and its other filings with the United States Securities and Exchange Commission.
# # #
(Tables to follow)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2009	9/30/2009	12/31/2008	12/31/2009	12/31/2008
	unaudited	unaudited	unaudited	unaudited	audited
	USD	USD	USD	USD	USD

Operating revenues
Gaming software and service revenues	29,491,869	25,386,522	35,060,369	112,694,086	144,765,094
Online game and service revenues	10,762,732	11,797,023	9,522,810	46,886,672	45,603,844

	40,254,601	37,183,545	44,583,179	159,580,758	190,368,938

Operating costs
Cost of gaming software and service revenues	4,623,274	4,827,852	5,863,314	20,102,201	22,770,102
Cost of online game and service revenues (includes share-based compensation expenses under SFAS 123(R) of $15,249, $28,600, -$12,909, $100,775, and $26,796 , respectively)	4,310,148	4,666,982	2,719,116	16,784,422	12,404,228

	8,933,422	9,494,834	8,582,430	36,886,623	35,174,330

Gross profit	31,321,179	27,688,711	36,000,749	122,694,135	155,194,608

Operating expenses
Product development and engineering expenses (includes share-based compensation expenses under SFAS 123(R) of -$21,506, $27,036, $134,589, $59,243, and $479,878, respectively)	3,796,265	3,563,665	2,617,280	14,195,295	13,454,940
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123(R) of $37,470, $64,036, $82,730, $231,548, and $244,254, respectively)	23,395,184	19,644,785	20,804,537	79,421,555	74,173,159
General and administrative expenses (includes share-based compensation expenses under SFAS 123(R) of $630,512 , $705,368, -$123,567, $2,885,878, and $1,954,184,	6,812,471	7,700,169	4,426,403	29,691,830	25,034,795
Bad debt expenses	955,722	61,021	65,110	1,091,595	2,904,876
Impairment loss	38,313,335	3,936	175,087	38,355,273	1,524,436

	73,272,977	30,973,576	28,088,417	162,755,548	117,092,206

Income (loss) from operations	(41,951,798)	(3,284,865)	7,912,332	(40,061,413)	38,102,402

Non-operating income (expense)
Interest income	115,820	149,939	396,424	432,099	1,460,166
Interest expense	(118,598)	(92,463)	(178,285)	(390,685)	(975,878)
Foreign exchange gain (loss) — net	(122,381)	(173,096)	184,357	168,060	239,897
Loss on disposal of property, plant and equipment	(13,746)	(259)	(213,412)	(30,898)	(253,209)
Loss on equity method investments	54,751	(67,537)	(124,765)	(87,088)	(3,009,524)
Impairment loss on marketable securities and investments	(15,742,980)	0	0	(15,742,980)	0
Other	(404,264)	387,662	604,445	126,855	1,215,158

	(16,231,398)	204,246	668,764	(15,524,637)	(1,323,390)

Income (loss) from continuing operations before income taxes	(58,183,196)	(3,080,619)	8,581,096	(55,586,050)	36,779,012
Income tax benefit (expense)	123,847	(126,669)	(59,095)	(516,755)	(1,069,700)

Income (loss) from continuing operations	(58,059,349)	(3,207,288)	8,522,001	(56,102,805)	35,709,312
Income from discontinued operations	103,440	39,904	989,017	222,314	9,435,344

Net income (loss)	(57,955,909)	(3,167,384)	9,511,018	(55,880,491)	45,144,656
Less: Net loss (income) attributable to noncontrolling interest	6,271,205	796,220	(436,428)	6,795,286	(756,986)

Net income (loss) attributable to GigaMedia	(51,684,704)	(2,371,164)	9,074,590	(49,085,205)	44,387,670

Earnings (loss) per share attributable to GigaMedia
Basic :
Income (loss) from continuing operations	(0.95)	(0.04)	0.15	(0.90)	0.65
Income from discontinued operations	0.00	0.00	0.02	0.00	0.17

	(0.95)	(0.04)	0.17	(0.90)	0.82

Fully-diluted :
Income (loss) from continuing operations	(0.95)	(0.04)	0.13	(0.90)	0.58
Income from discontinued operations	0.00	0.00	0.02	0.00	0.16

	(0.95)	(0.04)	0.15	(0.90)	0.74

Weighted average shares out standing:
Basic	54,640,786	54,539,960	54,349,726	54,523,618	54,110,448

Diluted	59,358,528	59,538,695	59,488,973	59,639,242	60,152,422

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS

	12/31/2009	9/30/2009	12/31/2008
	unaudited	unaudited	audited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	55,565,735	92,803,587	95,953,250
Marketable securities — current	3,486,393	3,463,485	3,419,200
Accounts receivable — net	4,227,647	14,624,293	15,187,668
Prepaid expenses	1,204,035	13,503,836	9,906,699
Restricted cash	932,407	930,000	0
Assets held for sale — current	35,443,651	0	0
Other receivables	792,071	3,138,194	3,165,985
Other current assets	3,186,854	1,343,395	1,166,166

Total current assets	104,838,793	129,806,790	128,798,968

Marketable securities — noncurrent	18,355,693	33,146,617	26,041,364
Investments	3,477,322	2,178,809	1,904,591
Retained ownership of gaming software and service business	25,951,322	0	0
Property, plant & equipment — net	5,988,586	13,655,552	13,467,974
Goodwill	44,416,902	87,612,567	87,098,458
Intangible assets — net	18,923,809	34,533,740	28,930,122
Assets held for sale — noncurrent	31,301,014	0	0
Restricted cash	0	0	2,125,122
Prepaid licensing and royalty fees	5,556,923	22,891,018	20,540,351
Other assets	1,370,571	5,767,139	7,886,097

Total assets	260,180,935	329,592,232	316,793,047

Liabilities & equity
Accounts payable	590,742	1,015,670	899,274
Accrued compensation	2,813,711	3,226,713	3,503,266
Accrued expenses	6,719,275	11,633,268	11,344,605
Short-term borrowings	22,503,598	22,376,130	15,242,558
Player account balances	0	33,336,586	32,827,534
Liabilities held for sale — current	26,457,962	0	0
Other current liabilities	13,243,917	13,536,390	12,385,881

Total current liabilities	72,329,205	85,124,757	76,203,118
Liabilities held for sale — noncurrent	1,359,720	0	0
Other liabilities	131,715	4,013,344	3,513,553

Total liabilities	73,820,640	89,138,101	79,716,671

GigaMedia’s shareholders’ equity	184,744,662	232,589,900	228,455,721
Noncontrolling interest	1,615,633	7,864,231	8,620,655

Total equity	186,360,295	240,454,131	237,076,376

Total liabilities & equity	260,180,935	329,592,232	316,793,047

GIGAMEDIA LIMITED
Reconciliations of Non-GAAP Results of Operations

	Three months ended			Twelve months ended
	12/31/2009	9/30/2009	12/31/2008	12/31/2009	12/31/2008
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Income (loss) from operations
GAAP result	(41,951,798)	(3,284,865)	7,912,332	(40,061,413)	38,102,402
Adjustments:
(a) share-based compensation	661,725	825,040	80,843	3,277,444	2,705,112
(b) bad debt expenses related to loan receivables	933,116	0	0	933,116	2,640,278
(c) impairment loss on capitalized software and licensed game costs	22,960,584	0	0	22,960,584	1,349,348
(d) impairment loss on fixed assets	1,249,827	0	0	1,249,827	0
(e) impairment loss on goodwill	14,102,896	0	0	14,102,896	0

Non-GAAP result	(2,043,650)	(2,459,825)	7,993,175	2,462,454	44,797,140

Net income (loss) attributable to GigaMedia
GAAP result	(51,684,704)	(2,371,164)	9,074,590	(49,085,205)	44,387,670
Adjustments:
(a) share-based compensation	583,745	790,061	128,901	3,093,970	2,612,074
(b) bad debt expenses related to loan receivables	862,715	0	0	862,715	2,640,278
(c) impairment loss on capitalized software and licensed game costs	17,256,870	0	0	17,256,870	1,123,281
(d) impairment loss on fixed assets	1,025,134	0	0	1,025,134	0
(e) impairment loss on goodwill	14,102,896	0	0	14,102,896	0
(f) impairment loss on marketable securities and investments	15,676,613	0	0	15,676,613	2,102,159
(g) income from discontinued operations	(103,440)	(39,904)	(989,017)	(222,314)	(9,435,344)

Non-GAAP result	(2,280,171)	(1,621,007)	8,214,474	2,710,679	43,430,118

Basic earnings (loss) per share attributable to GigaMedia
GAAP result	(0.95)	(0.04)	0.17	(0.90)	0.82
Adjustments	0.91	0.01	(0.02)	0.95	(0.02)

Non-GAAP result	(0.04)	(0.03)	0.15	0.05	0.80

Diluted earnings (loss) per share attributable to GigaMedia
GAAP result	(0.95)	(0.04)	0.15	(0.90)	0.74
Adjustments	0.91	0.01	(0.01)	0.95	(0.02)

Non-GAAP result	(0.04)	(0.03)	0.14	0.05	0.72

Reconciliation of Net Income to EBITDA
Net income (loss) attributable to GigaMedia	(51,684,704)	(2,371,164)	9,074,590	(49,085,205)	44,387,670
Depreciation	668,235	884,111	629,715	3,036,479	2,420,325
Amortization	991,075	1,399,942	1,035,569	4,887,482	4,276,633
Interest expense	91,816	54,447	27,572	210,763	127,561
Tax expense	(69,237)	22,543	909,910	446,338	1,855,685

EBITDA	(50,002,815)	(10,121)	11,677,356	(40,504,143)	53,067,874